UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

MKDWELL Tech Inc.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G6209W 108
(CUSIP Number)

Ming-Chia Huang 1F, No. 6-2 Duxing Road, Hsinchu Science Park, Hsinchu City 300, Taiwan +886-3-5781899
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ming-Chia Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Taiwan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,965,350
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,965,350
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,965,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.71%(1)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	Based on 16,788,342 Ordinary Shares of the Issuer issued and outstanding as of August 1, 2024.

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Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of MKDWELL Tech Inc., a business company incorporated in the British Virgin Islands (the “Issuer” or the “Company”), whose principal executive office is located at 1F, No 6-2, Duxing Road, Hsinchu Science Park, Hsinchu City 300, Taiwan.

The Issuer’s Ordinary Shares are listed on The Nasdaq Global Market under the symbol “MKDW.”

Item 2.	Identity and Background

(a)	This statement is filed by Ming-Chia Huang. Mr. Huang is referred to herein as the “Reporting Person.”

(b)	The business address of the Reporting Person is c/o MKDWELL Tech Inc., 1F, No 6-2, Duxing Road, Hsinchu Science Park, Hsinchu City 300, Taiwan.

(c)	The present principal occupation of the Reporting Person is the Chief Executive Officer and the Chairman of the Board of Directors (“Board”) of the Company.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Taiwan.

Item 3.	Source and Amount of Funds or Other Considerations

On June 20, 2023, Cetus Capital Acquisition Corp., a Delaware corporation (“Cetus Capital”) entered into that certain Business Combination Agreement (as it may be amended, restated, supplemented or modified from time to time, the “Business Combination Agreement”), with MKD Technology Inc., a Taiwan corporation (“MKD Taiwan”), MKDWELL Limited (“MKD BVI”), a company incorporated in the British Virgin Islands (“BVI”), and Ming-Chia Huang, in his capacity as the representative of the shareholders of MKD Taiwan (the “Shareholders’ Representative”), pursuant to which, among other things: (A) the Shareholders’ Representative will incorporate MKDWELL Tech Inc., a BVI business company (“PubCo” or the “Company”), for the purpose of serving as the public listed company whose shares will be traded on The Nasdaq Stock Market LLC (“Nasdaq”); (B) PubCo will incorporate MKDMerger1 Inc., a BVI business company and wholly-owned subsidiary of PubCo (“Merger Sub 1”), for the sole purpose of merging with and into MKD BVI (the “Acquisition Merger”) with MKD BVI being the surviving entity and a wholly-owned subsidiary of PubCo; (C) PubCo will incorporate MKDMerger2 Inc., a BVI business company and wholly-owned subsidiary of PubCo (“Merger Sub 2”), for the sole purpose of merging with and into Cetus Capital (the “SPAC Merger”, and together with the Acquisition Merger, the “Mergers”; and the transactions contemplated by the Business Combination Agreement being collectively referred to as the “Business Combination”), in which Cetus Capital will be the surviving entity; (D) MKD BVI and Merger Sub 1 will effect the Acquisition Merger; and (E) Cetus Capital and Merger Sub 2 will effect the SPAC Merger. Following the consummation of the Business Combination, PubCo will become a publicly traded company listed on Nasdaq.

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Pursuant to the Business Combination Agreement, at the effective time of the Business Combination, up to a maximum of approximately 23,000,000 PubCo Ordinary Shares will be issued to shareholders of MKD BVI in exchange for their shareholdings of MKD BVI. Pursuant to the Business Combination Agreement, the total number of PubCo Ordinary Shares that will be issued to MKD BVI shareholders is “the sum of the Aggregate Merger Consideration less the amount of Closing Company Debt, plus the amount of Closing Company Cash, in each case, as reflected on the Closing Statement, such sum being then MULTIPLIED by the percentage of equity interest of the Company which MKD BVI directly or indirectly owns as of the Closing Date, and then DIVIDED by $10.” Immediately after giving effect to the Business Combination, there were 16,788,342 issued and outstanding shares of Ordinary Shares.

Mr. Huang received a total of 1,965,350 Ordinary Shares on the Closing Date in his capacity as a shareholder of MKD BVI.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by the full text of the Business Combination Agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

Upon the consummation of the Business Combination, the Reporting Person was appointed to serve as Chief Executive Officer and the Chairman of the Board. As a director and officer of the Company, the Reporting Person may have influence over the corporate activities of the Company; including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to the Lock-Up Agreement, the provisions of the Amended and Restated Memorandum and Articles of Association and the Issuer’s insider trading policies, the Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Board and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or the relevant parties to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that may result in the delisting or deregistration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person retains the right to change his investment intent and may, from time to time, acquire additional Ordinary Shares or other securities of the Company, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Ordinary Shares or other securities of the Company, if any, beneficially owned by the Reporting Person, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Person, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 16,788,342 Ordinary Shares of the Issuer issued and outstanding as of August 1, 2024:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Ming-Chia Huang	1,965,350	11.71%	1,965,350	0	1,965,350	0

(c)	Except as disclosed in this Statement, the Reporting Person did not effect any transaction with respect to Ordinary Shares during the past 60 days.

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(d)	Except as disclosed in this Statement, to the best knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-up Agreements

In connection with the Closing of the Business Combination, and as a condition thereto, the directors and officers of PubCo as of the Closing, all shareholders who hold more than five percent (5%) of the outstanding equity securities of PubCo as of the Closing and the Sponsor entered into lock-up agreements with PubCo (the “Lock-up Agreements”). Pursuant to the Lock-Up Agreements, the shareholders party thereto will not, during the 180 day period following the Closing (the “Lock-Up Period”), and subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Lock-Up Shares (as defined below), or enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, or otherwise publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales with respect to such shares. “Lock-Up Shares” means any of the PubCo Ordinary Shares issued in connection with the Acquisition Merger or the SPAC Merger, as applicable, as well as any securities convertible into, or exchangeable for, or representing the right to receive, Cetus Common Stock or PubCo Ordinary Shares acquired during the Lock-Up Period, other than PubCo Ordinary Shares acquired in open market transactions during the Lock-Up Period.

The foregoing descriptions of the agreements do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description
2.1	Business Combination Agreement, dated as of June 20, 2023, by and among Cetus Capital Acquisition Corp., MKD Technology, Inc., MKDWELL Limited and Ming-Chia Huang (included as Annex A-1 to the Form F-4) (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).
2.2	First Addendum to the Business Combination Agreement, dated as of July 31, 2023 (included as Annex A-2 to the Form F-4) (incorporated by reference to Exhibit 2.2 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).
2.3	Second Addendum to the Business Combination Agreement, dated as of August 10, 2023 (included as Annex A-3 to the Form F-4) (incorporated by reference to Exhibit 2.3 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).
2.4	Third Addendum to the Business Combination Agreement, dated as of November 19, 2023 (included as Annex A-4 to the Form F-4) (incorporated by reference to Exhibit 2.4 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).
2.5	Fourth Addendum to the Business Combination Agreement, dated as of February 1, 2024 (included as Annex A-5 to the Form F-4) (incorporated by reference to Exhibit 2.5 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).
2.6	Fifth Addendum to the Business Combination Agreement, dated as of April 30, 2024 (included as Annex A-6 to the Form F-4) (incorporated by reference to Exhibit 2.6 to the Company’s Registration Statement on Form F-4 (File No. 333-277785) filed with the SEC on May 28, 2024).
2.7	Sixth Addendum to the Business Combination Agreement, dated as of June 30, 2024 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cetus Capital Acquisition Corp. with the Securities & Exchange Commission July 3, 2024).
10.1*	Lock-Up Agreement between MKDWELL Tech Inc. and certain insiders dated July 31, 2024.

*	Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2024	/s/ Ming-Chia Huang
Ming-Chia Huang

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